

05038496

UNITED STATES
–:CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- *4̶2̶7̶4̶6̶*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2004__ AND ENDING __12/31/2004__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ALLES INVESTMENTS INC**

26860

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

__7981 SEVERHILL COURT__
(No. and Street)

__DUBLIN__   __OHIO__   __43016 – 9235__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__JAMES A MONEYSMITH__   __614 – 793 – 2311__
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__MYERS, DOUGLAS L.__
(Name – if individual, state last, first, middle name)

__650 SHAWAN FALLS DRIVE   SUITE 200__
(Address)   (City)   (State)   (Zip Code)

__DUBLIN, OHIO   43017__

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 3 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _JAMES A MONEYSMITH_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _ALLES INVESTMENTS INC_ , as of _12-31_ , 20_04_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

NOTARIAL SEAL
STATE OF OHIO

DILLON R ANDERSON
Notary Public, State of Ohio
My commission expires 08/11/2009

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ALLES INVESTMENTS INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2004

DOUGLAS L. MYERS AND ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
650 SHAWAN FALLS DRIVE, SUITE 200
DUBLIN, OHIO 43017

DOUGLAS L. MYERS
STEPHEN J. CLEMENT

PHONE 614/766-5138
FAX   614/766-2339

The Board of Directors
  Alles Investments Inc.

We have audited the accompanying balance sheet of Alles
Investments Inc. (an Ohio corporation), as of December 31, 2004,
and the related statements of operations, shareholders' equity,
and cash flows for the year then ended. These financial statements are the responsibility of Alles Investment's management.
Our responsibility is to express an opinion on these financial
statements based on our audit.

We conducted our audit in accordance with auditing standards
generally accepted in the United States of America. Those
standards require that we plan and perform the audit to obtain
reasonable assurance about whether the financial statements are
free of material misstatement. An audit includes examining, on a
test basis, evidence supporting the amounts and disclosures in
the financial statements. An audit also includes assessing the
accounting principles used and significant estimates made by
management, as well as, evaluating the overall financial
statement presentation. We believe that our audit provides a
reasonable basis for our opinion.

In our opinion, the financial statements referred to above pre-
sent fairly, in all material respects, the financial position
of Alles Investments Inc as of December 31, 2004, and the results
of its operations and its cash flows for the year then ended in
conformity with accounting principles generally accepted in the
United States of America.

Our examination was made for the purpose of forming an opinion
on the basic financial statements, taken as a whole. The information contained in Schedules I, II, III, and IV is presented
for purposes of additional analysis and is not a required part
of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange
Commission. Such information has been subjected to the auditing
procedures applied in the examination of the basic financial
statements and, in our opinion, is fairly stated in all material
respects in relation to the basic financial statements taken
as a whole.

February 24, 2005

ALLES INVESTMENTS INC.

BALANCE SHEET

DECEMBER 31, 2004

ASSETS:

Cash	$	3,296
Sales Commissions Receivable		16,507

Total Assets	$	19,803
		======

LIABILITIES AND SHAREHOLDERS' EQUITY:

Accrued Commissions Payable	$	7,120

Total Liabilities		7,120

Shareholders' Equity:
Common Stock, $5 Par Value Per Share,
(750 Shares Authorized, 100 Shares

Issued and Outstanding)	$	500
Capital in Excess of Par Value		4,464
Retained Earnings		7,719

TOTAL SHAREHOLDERS' EQUITY		12,683

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	19,803
		======

The accompanying notes are an integral part of
this statement.

ALLES INVESTMENTS, INC.

STATEMENT OF OPERATIONS

DECEMBER 31, 2004

Revenues:

   Commissions $ 108,711

Expenses:

Commissions	32,029
Rent	73,000
Licenses and Registration	2,195
Bank Charges	10
Total Expenses	$ 107,234

Net Income $ 1,477

The accompanying notes are an integral part of
this statement.

ALLES INVESTMENTS INC.

STATEMENT OF SHAREHOLDERS' EQUITY

December 31, 2004

	Common Stock	Capital in Excess of Par Value	Retained Earnings
Balance December 31, 2003	$ 500	$4,464	$6,242
Net Income for the Year Ended December 31, 2004			1,477
Balance December 31, 2004	$ 500	4,464	7,719

The accompanying notes are an integral part of
this statement.

ALLES INVESTMENTS INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

INCREASE (DECREASE) IN CASH AND EQUIVALENTS

Cash Flows - Operating Activities (Note 3):

Commissions Received	$ 109,324
Commissions Paid	(34,619)
Cash Paid to Vendors and Others	(75,205)
Net Cash Flows Used by Operating Activities	(500)
Net Decrease in Cash and Cash Equivalents	(500)
Cash and Cash Equivalents at Beginning of Year	3,796
Cash and Cash Equivalents at End of Year	$3,296

The accompanying notes are an integral part of
this statement.

ALLES INVESTMENTS INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

RECONCILIATION OF NET INCOME TO NET CASH USED BY

OPERATING ACTIVITIES

Reconciliation of Net Income to Net Cash Used by
Operating Activities:

Net Income	$ 1,477

Adjustments to Reconcile Net Income to Net Cash Used by Operating Activities:	
Decrease in Commissions Receivable	613
Decrease in Commissions Payable	(2,590)

Total Adjustments	(1,977)

Net Cash Used by Operating Activities	$ (500)
	======

The accompanying notes are an integral part of
this statement.

ALLES INVESTMENTS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

1. Summary of Significant Accounting Policies

    Revenues are earned from commissions received by the
    Company from sales of mutual funds and variable annuities.

    Commissions are paid monthly when received. The Company's
    primary commission agent owns all of the outstanding
    shares of the Company.

2. Changes in Liabilities Subordinated to Claims of
    General Creditors

    No liabilities were subordinated to claims of general
    creditors at December 31, 2004, therefore, no changes
    are reportable herein.

3. Statement of Cash Flows

    For purposes of the Statement of Cash Flows, the Company
    considers all highly liquid investments purchased with a
    maturity of six months or less, when purchased, to be cash
    equivalents.

4. Income Taxes

    The Company has elected Subchapter S status for Federal
    Income Tax reporting. Under Subchapter S, the income or
    loss of the Company is taxed to the Company's sole
    shareholder. Therefore, no income tax provision or benefit
    and accrued or deferred income taxes has been included in
    the attached financial statements.

SUPPLEMENTARY INFORMATION

ALLES INVESTMENTS INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF

THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2004

Common Stock	$ 500
Capital in Excess of Par Value	4,464
Retained Earnings	7,719
Total Ownership Equity and Net Capital	$ 12,683

ALLES INVESTMENTS INC.

COMPUTATION OF BASIC NET

CAPITAL REQUIREMENT UNDER RULE 15c3-1 OF THE

SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2004

1. Minimum Net Capital Required
    (6.67% of Aggregated Indebtedness-
    See Statement of Computation of
    Aggregate Indebtedness) $ 475
                                                               ===

2. Minimum Dollar Net Capital Requirement $ 5,000
                                                            =====

3. Net Capital Required (Greater of 1. or 2.) $ 5,000
                                                            =====

4. Excess Net Capital:

    Net Capital $ 12,683

    Less: Required Net Capital   5,000

    Excess Net Capital $ 7,683
                                                            =====

5. Excess Net Capital at 1000%:

    Net Capital $ 12,683

    Less: 10% of Aggregate Indebtedness   712

    Excess Net Capital $ 11,971
                                                            ======

ALLES INVESTMENTS INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE

SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2004

1. Total Aggregate Indebtedness from Balance
    Sheet $ 7,120
                                                                 ======

2. Total Net Capital $ 12,683
                                                                 ======

3. Percentage of Aggregate Indebtedness to
    Net Capital   56.1%
                                                                 ====

4. Percentage of Debt to Debt-Equity Total
    Computed in Accordance with Rule 15c3-1(d)   36.0%
                                                                 ====

ALLES INVESTMENTS INC

RECONCILIATION OF NET CAPITAL

AS OF DECEMBER 31, 2004

Net Capital	$ 12,683
Net Capital per Unaudited FOCUS Report	12,683

Net Change	$ -
	======

DOUGLAS L. MYERS AND ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
650 SHAWAN FALLS DRIVE, SUITE 200
DUBLIN, OHIO 43017

DOUGLAS L. MYERS
STEPHEN J. CLEMENT

PHONE 614/766-5138
FAX   614/766-2339

The Board of Directors
Alles Investments Inc.:

We have examined the financial statements of Alles Investments Inc. as of December 31, 2004, and have issued our report thereon dated February 24, 2005. As part of our examination, we have made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the consolidated financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Alles Investments Inc. that we considered relevant to the objectives stated in rule 17-a5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of

them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Alles Investments Inc. taken as a whole. However, our study and evaluation disclosed no condition that our believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

February 24, 2005

DOUGLAS L. MYERS
STEPHEN J. CLEMENT

DOUGLAS L. MYERS AND ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
650 SHAWAN FALLS DRIVE, SUITE 200
DUBLIN, OHIO 43017

PHONE 614/766-5138
FAX   614/766-2339

The Board of Directors
Alles Investments Inc.:

Based upon our understanding of exemption K(2) under Rule
15c3-3, the Company is not required to file the computation
for determination of reserve requirement (item H of the annual
audited report, Form X-17(a)5, Part III).

February 24, 2005